FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

12 July 2021

Notification of Transactions by a Person Discharging Managerial Responsibilities ("PDMR")

On 9 July 2021, Ian Stuart reported to HSBC Holdings plc ("HSBC") that a holding of HSBC US$0.50 ordinary shares ("Shares") had attracted share dividends totalling 897 Shares since 2018. The Shares received were as follows:

Dividend payment date	Re-investment price (GBP£)	Shares acquired
27/09/2018	6.8919	86
21/11/2018	6.4303	95
08/04/2019	6.2508	202
05/07/2019	6.5062	98
26/09/2019	5.8225	113
20/11/2019	6.0162	108
29/04/2021	4.6820	195

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Shares purchased in lieu of the 2nd interim dividend for 2018			£6.89	86	£592.70
		Aggregated	£6.892	86	£592.70

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-11-21	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Shares purchased in lieu of the 3rd interim dividend for 2018			£6.43	95	£610.88
		Aggregated	£6.430	95	£610.88

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-04-08	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Shares purchased in lieu of the 4th interim dividend for 2018			£6.25	202	£1,262.66
		Aggregated	£6.251	202	£1,262.66

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Shares purchased in lieu of the 1st interim dividend for 2019			£6.51	98	£637.61
		Aggregated	£6.506	98	£637.61

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-09-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Shares purchased in lieu of the 2nd interim dividend for 2019			£5.82	113	£657.94
		Aggregated	£5.822	113	£657.94

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-20	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Shares purchased in lieu of the 3rd interim dividend for 2019			£6.02	108	£649.75
		Aggregated	£6.016	108	£649.75

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-04-29	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Shares purchased in lieu of the interim dividend for 2020			£4.68	195	£912.99
		Aggregated	£4.682	195	£912.99

For any queries related to this notification, please contact:

Lee Davis
Shareholder Governance
020 7991 3048

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 12 July 2021